Exhibit 99.1

Enerplus Announces Cash Dividend for April 2013

CALGARY, March 25, 2013 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) announces that a cash dividend in the amount of CDN$0.09 per share will be payable on April 19, 2013 to all shareholders of record at the close of business on April 5, 2013. The ex-dividend date for this payment is April 3, 2013.

The CDN$0.09 per share dividend is equivalent to approximately US$0.09 per share if converted using the current Canadian/US dollar exchange rate of 0.9780. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

The dividend paid by Enerplus is considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

Shareholders are reminded that the Stock Dividend Program ("SDP") is available to all shareholders.  The benefits of the SDP include:

•	Shareholders can elect to receive dividends paid in Enerplus shares at a 5% discount to an average market price;
•	The SDP has certain attributes that make it more attractive than a traditional DRIP to most shareholders who hold their Enerplus shares in taxable accounts;
•	No commissions or fees; and
•	Optional participation in the SDP, allowing our shareholders to continue to receive cash dividends unless they elect to receive stock dividends.

Shareholders are encouraged to visit our website at www.enerplus.com for further details.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 25-MAR-13